Ecopetrol reports on the ordinary meetings of bondholders of domestic public debt

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that on May 29, 2024, the second-call ordinary meetings for the bondholders of local bond issuances made in 2010 and 2013 were held. These meetings were previously convened by the representatives of the bondholders, Alianza Valores Fiduciaria S.A. and Itaú Fiduciaria Colombia S.A. (the “Representatives”), through a widely circulated newspaper on May 21, 2024.

The Representatives conducted the second call for bondholders’ meetings with the purpose of submitting for consideration the statutory amendment approved by Ecopetrol’s Ordinary General Shareholders’ Meeting on March 22, 2024, in accordance with Article 6.4.1.1.22 of Decree 2555 of 2010.

For the 2013 bond issuance, Itaú Fiduciaria Colombia S.A. verified a quorum corresponding to 59.92% of the outstanding amount of the 2013 bonds. The bondholders present at the meeting cast their votes on each of the agenda items as follows:

Matter Submitted for Consideration of the Meeting of Holders of the 2013 Issue	Votes in favor	Votes against	Abstention
Approval of the agenda	98.57%	0.00%	1.43%
Appointment of the Chairman and Secretary of the Ecopetrol Bondholders' Meeting	92.21%	0.00%	7.79%
Appointment of the Committee for the approval and signature of the minutes of the Ecopetrol Bondholders' Meeting.	86.39%	0.00%	13.61%
Approval of the amendment of Ecopetrol's corporate purpose.	92.21%	0.00%	7.79%

For the 2010 issue, Alianza Valores Fiduciaria S.A., verified a quorum corresponding to 82.68% of the outstanding principal amount of the 2010 bonds. The holders present at the meeting cast their votes on each of the items on the agenda as follows:

Matter Submitted for Consideration of the Meeting of Holders of the 2010 Issue	Votes in favor	Votes against	Abstention
Approval of the agenda	97.44%	0.00%	2.56%
Appointment of the Chairman and Secretary of the Ecopetrol Bondholders' Meeting	91.26%	0.00%	8.74%
Appointment of the Committee for the approval and signature of the minutes of the Ecopetrol Bondholders' Meeting.	76.81%	0.00%	23.19%
Approval of the amendment of Ecopetrol's corporate purpose.	51.69%	0.00%	48.31%

Considering the foregoing, the bondholders of the local issues made in 2010 and 2013 approved the statutory amendment with a majority of 63.51% and 54.50%, respectively, over the total outstanding principal amounts, in compliance with the provisions of Article 6.4.1.1.1. 22 of Decree 2555 of 2010. Such article establishes that (i) the vote of the majority of the bondholders present at the meeting; and (ii) the vote of at least forty percent (40%) of the outstanding principal amount of the bonds, are needed to decide in the second call meeting.

The following link includes a transcription of the amendment to the corporate purpose set forth in Article 4 of the Bylaws, which was approved by the Shareholders of Ecopetrol, at the Ordinary General Meeting held on March 22, 2024, and which was submitted for the decision of Ecopetrol’s local bondholders:

https://www.ecopetrol.com.co/wps/wcm/connect/0cae1d90-7809-4adc-88dd-fa4a1376c5be/Bylaws+Admenment+Proposal.pdf?MOD=AJPERES&CVID=oUZHIKc

Bogota D.C., May 29, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co